United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of
September 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
(Check One) Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
(Check One) Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

Vale prices US$1 billion notes due 2020 and US$750 million notes due 2039
Rio de Janeiro, September 8, 2010 — Vale S.A. (Vale) hereby announces the pricing of an offering by its wholly owned subsidiary Vale Overseas Limited (Vale Overseas) of US$1 billion 4.625% Guaranteed Notes due 2020 and US$750 million 6.875% Guaranteed Notes due 2039. The 2039 notes will be consolidated with and form a single series with Vale Overseas’s US$1 billion 6.875% Guaranteed Notes due 2039 issued on November 10, 2009.
The 2020 notes will bear a coupon of 4.625% per year, payable semi-annually, and were sold at a price of 99.030% of the principal amount. These notes will mature in September 2020 and were priced with a spread of 210 basis points over U.S. Treasuries, resulting in a yield to maturity of 4.748%.
The 2039 notes will bear a coupon of 6.875% per year, payable semi-annually, and were sold at a price of 110.872% of the principal amount. These notes will mature in November 2039 and were priced with a spread of 235 basis points over U.S. Treasuries, resulting in a yield to maturity of 6.074%.
The 2020 notes are rated Baa2 by Moody’s Investor Services, BBB+ by Standard & Poor’s Rating Services, BBB (high) by Dominion Bond Rating Service and BBB+ by Fitch Ratings. The 2039 notes are rated Baa2 by Moody’s Investor Services, BBB+ by Standard & Poor’s Rating Services, BBB (high) by Dominion Bond Rating Service and BBB+ by Fitch Ratings. The notes of each series will be unsecured obligations of Vale Overseas and will be fully and unconditionally guaranteed by Vale. The guarantees will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.
Vale will use the net proceeds of this offering for general corporate purposes.
Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC acted as joint lead managers and joint bookrunners, and BB Securities Ltd. and Banco Bradesco S.A. — Grand Cayman Branch acted as co-managers.
Vale and Vale Overseas have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes. Before you invest, you should read the prospectus in that registration statement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. When available, you may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling the Credit Suisse Prospectus Department at +1-800-221-1037 or J.P. Morgan Securities LLC at +1-866-846-2874 (each toll-free in the United States), or, if calling from outside the U.S., by calling collect J.P. Morgan Securities LLC at +1-212-834-5402.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando.Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.
Date: September 8, 2010	By:	/s/ Sonia Zagury
Sonia Zagury
Treasury and Finance Director